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                              April 24, 2024

       Michael Prevoznik
       Chief Financial Officer
       BTCS Inc.
       9466 Georgia Avenue #124
       Silver Spring, MD 20910

                                                        Re: BTCS Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 001-40792

       Dear Michael Prevoznik:

              We have reviewed your March 15, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 13, 2024 letter.

       Form 10-K for the fiscal year ended December 31, 2023 filed March 21,
2024

       Business, page 3

   1. Refer to your response to our prior comment 1. Your disclosure on page 4 that
                                                        "StakeSeeker . . .
strategically seeks to entice users with its features" and that "[o]ne underlying strategic
objective of the platform is to drive the expansion of Delegators to
                                                        [y]our validator nodes"
appears to be inconsistent with your response to comment 17 of our September 21, 2023
letter in which you state that you "[do] not use behavior prompts, differential marketing,
game-like features, other design elements or features designed to engage with retail
investors," that you "do not encourage retail investors to invest in different products or
change investment strategies or give investment advice," and that you "do not use any
optimization functions (e.g., to increase platform revenues, data collection, and
customer engagement)." Please advise, and, in future filings, please clarify the role of your
StakeSeeker platform.
 Michael Prevoznik
FirstName
BTCS Inc. LastNameMichael Prevoznik
Comapany
April       NameBTCS Inc.
       24, 2024
April 224, 2024 Page 2
Page
FirstName LastName
2. Refer to your response to our prior comment 1 and prior comment 11 of our September
         21, 2023 letter. Please advise regarding the nature of your staking services, including a description of the specifics of how an investor delegates its crypto assets. In this regard, we note your disclosure on page 4 that "StakeSeeker does not provide or facilitate direct, crypto asset delegation or transaction execution on [y]our platform" and that you anticipate "taking the StaaS Platform out of beta prior to the end of 2024." We also note that your website seems to allow investors to delegate crypto assets from the StakeSeeker platform. Please advise as this appears to be inconsistent with your disclosure. Also, we note your disclosure on page 16 that "[c]rypto asset holders are able to delegate to [y]our validator nodes without signing up for our StakeSeeker platform" but that, in the instructions on how to delegate crypto assets on your website, you indicate that investors should register on StakeSeeker. Please advise as this appears to be inconsistent with your disclosure, and to the extent that disclosure should be revised to reconcile these inconsistencies, please do so in future filings.
3. Refer to your response to prior comment 15 of our September 21, 2023 letter. In future filings, please disclose the number of delegators you had as of the financial periods covered. In this regard, we note your disclosure on page 10 that "[a] critical component of
         [y]our growth strategy is to increase the number of Delegators and crypto assets delegated to [y]our validator nodes including [y]our own" and your table on page 16 that shows the number of crypto assets delegated as of December 31, 2023 but not the number of
         Delegators.
4. In future filings please disclose, if what you state in your response letter continues to be true, that since the inception of your staking-as-a-service operations you have maintained your Validator Fee percentage at 0% or the minimum mandated by each blockchain
         network   s protocol, a strategic decision aimed at attracting
delegators and enhancing your
         brand visibility.
Report of Independent Registered Public Accounting Firm, page F-1

5. We note that page F-2 of your audit report refers to the consolidated financial statements, while neither the opinion paragraph nor financial statements include "consolidated."
         Please revise future filings, if true, to clarify that your financial statements are consolidated, or have your auditor remove the reference to "consolidated financial statements."
Balance Sheets for the fiscal year ended December 31, 2023
Series V Preferred Stock, page F-3

6. We note your disclosure of 14,567,829 Series V Preferred Shares issued and outstanding at $2,563,938 at December 31, 2023, and that in June 2023 the Series V was listed to trade on Upstream under the ticker symbol BTCSP. We also note your disclosure on page 14 that in November 2023 Upstream stopped providing U.S. individuals the ability to trade so all the related U.S. investor Series V shares were returned to the transfer agent. Please tell
 Michael Prevoznik
BTCS Inc.
April 24, 2024
Page 3
         us the following:
             How many of the issued shares were returned to the transfer agent; and
             Your accounting for preferred stock and related dividends issued that are subsequently returned during 2023, including reference to the accounting guidance supporting your determination.
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Accounting for Crypto Assets, page F-9

7. We note that you early adopted ASU 2023-08 effective January 1, 2023 and updated your disclosures for this material change in accounting principle. Please revise future filings to disclose the method used to determine your cost basis for computing gains and losses (for example: first-in first-out, specific identification, average cost, or another method used) as required by ASC 350-60-50-2a.
8. We note your disclosure that Kraken is your primary exchange and principal market but
         CoinMarketCap is your principal pricing source. In this regard, we note that
         CoinMarketCap does not appear to be a market where bitcoin can be sold, and therefore does not appear to be an appropriate selection for your principal market. Tell us the following:
             why you have a separate principal market and principal pricing source;
             how you have overcome the presumption in ASC 820-10-35-5A that a principal market is presumed to be the market where you would normally transact;
             revise your policy in future filings to use the exchanges you would normally transact as your principal market and principal pricing source; and
             provide us with your SAB 99 materiality analysis for each period presented, by digital asset, of the aggregate price from your principal market versus the price from
              CoinMarketCap utilized in valuing your digital assets held.

       Please contact Bonnie Baynes at 202-551-4924 or David Irving at 202-551-3321 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameMichael Prevoznik                             Sincerely,
Comapany NameBTCS Inc.
                                                                Division of
Corporation Finance
April 24, 2024 Page 3                                           Office of
Crypto Assets
FirstName LastName